Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	First Quarter 2008 Results
2.	Minutes of Board Meeting from May 14, 2008
3.	Material Notice dated May 14, 2008

Item 1

São Paulo, May 14, 2008 - Ultrapar Participações S.A. (BOVESPA: UGPA4 / NYSE: UGP), a company engaged in the distribution of fuels  (Ultragaz/Ipiranga),  the production of chemicals (Oxiteno), as well as integrated solutions for special bulk cargo (Ultracargo), hereby reports its results for the first quarter of 2008.

IR Contact
E-mail: invest@ultra.com.br
Telephone: 55 11 3177-7014
Website: www.ultra.com.br

Results Conference Call

National Conference Call
Date: May 16, 2008
10.00 am (local time)
Telephone for connection: 55 11 2188-0188
Code: Ultrapar

International Conference Call
Date: May 16, 2008
12.00 midday (local time)
Participants in Brazil: 0-800-891-9722
Participants in US: 1-800-418-6854
International: Participants 1 (973) 935-8893
Code: 43826483

Ultrapar Participações S.A.
UGPA4 = R$ 61.70/ share
UGP = US$ 34.47/ ADR
(03/31/08)

In the beginning of the year we have carried out the segregation and handover of the Petrochemical and Northern Distribution assets to Braskem and Petrobras. Concurrently, we have continued our investments in the expansion of the company and in the implementation of our business plan at Ipiranga, aiming at obtaining benefits through increased volume and economies of scale.

➢ IPIRANGA SALES VOLUME INCREASED 5.5%, OXITENO’S SPECIALTY CHEMICALS SALES VOLUME INCREASED 11.8%, AVERAGE STORAGE VOLUMES AT ULTRACARGO INCREASED 14.1% COMPARING TO 1Q07

➢ ULTRAPAR'S EBITDA AMOUNTED TO R$ 223 MILLION IN 1Q08, UP 93% ON 1Q07

➢ NET EARNINGS AT ULTRAPAR AMOUNTED TO R$ 90 MILLION IN 1Q08, UP 142% ON 1Q07

➢ AVERAGE DAILY TRADING VOLUME IN ULTRAPAR'S SHARES AMOUNTED TO R$ 32 MILLION IN 1Q08, A 218% INCREASE ON 1Q07

“A year on from the acquisition of the control of Ipiranga, we have successfully concluded the segregation and handover of the Petrochemical and Northern Distribution Assets, with the receipt of respective payments from Braskem and Petrobras. In parallel, we have continued our work on the expansion of the company through the investment in additional production capacity, particularly at Oxiteno. Having re-established the financial position we had before the acquisition, we will continue to focus on the sustainable growth of all our businesses, also seeking to exploit opportunities arising from the favourable moment of the Brazilian economy.”

Pedro Wongtschowski – CEO

Summary of the First Quarter 2008

In April 2007 Ultrapar acquired the control of various companies in the Ipiranga Group, ending up with: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil and related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral-based oils and special fluids, and (iii) a stake in the refining operations. The financial statements of Ultrapar´s consolidate all the businesses acquired from 2Q07 onwards. Except where otherwise mentioned, Ultrapar's financial statements for periods prior to 2Q07 do not include the operations acquired. With the purpose of providing a comparison basis for the analysis of the evolution in the performance of Ipiranga, unaudited financial statements for this company have been drawn up for periods prior to 2Q07 (“Ipiranga Pro-forma figures”). For the same reason, when indicated, the figures for operations acquired have been included in all Ultrapar's financial statements relating to quarters prior to 2Q07 (“Ultrapar pro-forma figures”). After the Share Exchange of shares issued by Refinaria de Petróleo Ipiranga S.A., Distribuidora de Produtos de Petróleo Ipiranga S.A. and Companhia Brasileira de Petróleo Ipiranga by Ultrapar in 4Q07, the correspondent portion of the minority interest in that companies was reduced and since October 2007 Ultrapar started to consolidate 100% of the earnings of that companies in its figures. From 01/01/2008, EMCA has been consolidated into Oxiteno, reflecting the effective management responsibility for the business, and the financial statements of Oxiteno and Ipiranga, prior to this date, reflect the current consolidation, retrospectively. The references to the term "Ipiranga", consequently, refer to the fuel and lubricant distribution businesses acquired in the South and Southeast of Brazil and related activities.

Profit and Loss Data Ultrapar Consolidated	1Q08	1Q07	4Q07	Δ (%) 1Q08 vs.1Q07	Δ (%) 1Q08 vs. 4Q07
Net Sales and Services	5,927	1,174	6,403	405%	(7%)
Gross Profit	466	223	518	109%	(10%)
Operating Profit	138	67	137	105%	1%
EBITDA	223	115	221	93%	1%
Net Earnings	90	37	83	142%	9%
Earnings per share[1]	0.66	0.46	0.97	44%	(32%)
Amounts in R$ million (except EPS)
1Calculated based on the weighted average of the number of shares during the period.

Operational Data Ultragaz	1Q08	1Q07	4Q07	Δ (%) 1Q08 vs.1Q07	Δ (%) 1Q08 vs. 4Q07

Total Volume ('000 tons)	366	368	391	0%	(7%)
Bottled	249	247	266	1%	(6%)
Bulk	117	121	126	(3)%	(7%)

Operational Data Ipiranga	1Q08	1Q07[2]	4Q07	Δ (%) 1Q08 vs. 1Q07	Δ (%) 1Q08 vs. 4Q07
Total Volume ('000 m³)	2,716	2,575	2,982	5%	(9%)
Diesel	1,557	1,518	1,697	3%	(8%)
Gasoline	720	736	805	(2%)	(11%)
Ethanol	300	185	330	62%	(9%)
NGV	65	63	68	3%	(4%)
Fuel oils and kerosene	41	41	47	0	(12%)
Lubricants and greases	33	31	36	5%	(7%)
      2Ipiranga Pro-forma

Operational Data Oxiteno	1Q08	1Q07	4Q07	Δ (%) 1Q08 vs. 1Q07	Δ (%) 1Q08 vs.4Q07
Total Volume (´000 tons)	137	152	177	(10%)	(23%)
Product mix
Specialties	123	110	138	12%	(13%)
Glycols	14	43	38	(67%)	(175%)
Geographical mix
Sales in Brazil	98	119	115	(17%)	(14%)
Sales outside Brazil	38	33	62	15%	(38%)

Operational Data Ultracargo	1Q08	1Q07	4Q07	Δ (%) 1Q08 vs.1Q07	Δ (%) 1Q08 vs.4Q07
Effective storage ('000 m3)[3]	300	263	286	14%	5%
Total kilometrage travelled (million)	7.9	8.9	8.2	(12%)	(4%)
3 Monthly average

Macroeconomic Indicators	1Q08	1Q07	4Q07	Δ (%) 1Q08 vs.1Q07	Δ (%) 1Q08 vs. 4Q07
Exchange-rate average (R$/US$)	1.737	2.108	1.786	(18%)	(3%)
Brazilian basic interest rate (CDI)	2.6%	3.0%	2.6%
Inflation in the period (IPCA)	1.5%	1.3%	1.4%

Highlights

➢
Ipiranga Group acquisition process – In April 2007 Ultrapar acquired the controlling stake of certain companies of the Ipiranga Group, becoming owner of: (i) the fuel and lubricants distribution businesses in the South and Southeast of Brazil, together with related activities, (ii) EMCA - Empresa Carioca de Produtos Químicos, a producer of white mineral oils and special fluids, and (iii) a stake in the refinery operations. Under the terms of the Investment Agreement signed with Petrobras and Braskem, Ultrapar acted as commission agent for the stakes acquired by these companies (notably petrochemical assets, distribution assets in the North, Northeast and Central West, as well as two thirds of the refinery operations). Ipiranga Group acquisition transaction is composed of four stages. The first one was concluded on April 18, 2007, with the transfer of control. In November 2007 the second stage of the process was concluded, with the completion of the mandatory tag along tender offers of Refinaria de Petróleo Ipiranga S.A. (RPI), Distribuidora de Produtos de Petróleo Ipiranga S.A. (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI). In December the third stage of the process was concluded with the approval of the Share Exchange of shares issued by RPI, DPPI and CBPI by Ultrapar (“Share Exchange”) at Extraordinary General Meetings of the respective companies , which resulted in the issuance of 55 million preferred shares of Ultrapar to the former shareholders of RPI, DPPI and CBPI. The fourth stage includes the segregation and handover of the Petrochemical and Northern Distribution assets to Braskem and Petrobras, which were carried out on February 27 and May 14, 2008, respectively, upon the receipt by Ultrapar of R$ 1.7 billion.

➢
Ultrapar's shares reach new levels of liquidity – The issuance of 55 million preferred shares as a result of the Share Exchange, increased Ultrapar's free float to 64% of the company's total capital and, consequently Ultrapar reached an average daily trading volume of R$ 32 million in 1Q08, up 218% over 1Q07, with the average number of deals per day rising from 121 to 434 on Bovespa. This new level of liquidity enabled Ultrapar to become part of the IVBX-2 index, as well as Ibovespa and the MSCI indices. Additionally, Ultrapar's participation in the Ibovespa increased from 0.26% to 0.48%, in the theoretical portfolio valid from May to August 2008.

➢
Improvements to legislation in the fuel sector– Since April 01, 2008 it has become obligatory for fuel producers and distributors, as well as Retail Wholesale Resellers (TRR), to issue electronic tax invoices in all the states of Brazil. In addition, the basis for the approval of Provisional Measure 413/08 was agreed, and includes: (i) greater concentration of PIS and COFINS taxes at ethanol distilleries, which will be responsible for the collection of 40% of the total of these taxes levied on the fuel production and distribution chain, and (ii) the obligatory installation of flow meters at distilleries. These two measures represent an important step forward in the continuing improvement of the legislation of the sector and will help to inhibit unfair competition in the fuel distribution segment.

➢
EMCA consolidated in the results of Oxiteno from 1Q08 – From 1Q08, Oxiteno's figures consolidate the results of EMCA, which up to 4Q07 formed part of the consolidated results of Ipiranga.  Since the acquisition of Ipiranga, EMCA has operated in an integrated manner with Oxiteno, as a function of the complementary nature of the products and clients of the two companies and from this quarter on it will also form part of the results of our chemical business. Consequently, the figures for Oxiteno and Ipiranga shown in this document for periods prior to 2008 have been restated to reflect this change.

Ultrapar in the Macroeconomic Scenario

During the first quarter of 2008 economic indicators reinforced the good performance of the Brazilian economy. The broad retail commerce segment, which includes sales of vehicles and building material, increased 18% in February compared to the same period in 2007. On the other hand, the strong expansion in domestic demand, combined with the increase in international commodity prices, particularly that of oil, whose price rose by 66% in the first quarter of 2008, compared to the same period in 2007, has resulted in inflationary pressure on various sectors of the economy, causing the IGP-M index to rise from 1.1% in 1Q07, to 2.4% in 1Q08, despite the mitigating effect of the continued appreciation in the Brazilian Real. In light of the prospects of increasing inflation, on April 16 2008 the Central Bank Monetary Policy Committee increased the Selic rate by 0.5% to 11.75% per year.

At Ultragaz, the operational environment in the bottled segment in 1Q08 continued to be challenging, although stable, with the company intensifying its initiatives to reduce expenses during the quarter. Ultragaz's sales volume remained stable compared to the same period in the last year, and reduced by 7% on 4Q07 as a result of seasonal variation between the two periods. Ultragaz's EBITDA amounted to R$ 41 million in 1Q08, down 33% and 21% on 1Q07 and 4Q07, respectively.

The greater dynamism of the economy, reflected by the greater availability of credit and the lengthening of loans terms, contributed to another quarter of record vehicle sales, with an increase of 31% in the number of vehicles registered in 1Q08 compared to 1Q07. This good performance in the automotive sector and the regulation and inspection measures in the fuel markets have had a positive influence on the volume of fuel sold by Ipiranga, which rose by 5.5% in 1Q08, compared to 1Q07. These factors, combined with a substantial reduction in general and administrative expenses, resulted in Ipiranga reporting EBITDA of R$ 128 million in 1Q08, up 15% and 34% on 4Q07 and Pro-forma 1Q07, respectively.

At Oxiteno, the start-up of additional specialty chemical production capacity and the acquisitions made in 2007 resulted in a 12% year over year increase in the volume sold of specialty chemicals in the first quarter, resulting in a significant improvement in sales mix and contributing to a recovery of average prices, in dollar terms. These factors were key to compensate for the adverse effects of the 18% appreciation in the Brazilian Real on Oxiteno's revenue and higher raw material costs, particularly the 53% increase in the naphtha price, enabling Oxiteno to report EBITDA of R$ 47 million in 1Q08, up 9% on 1Q07. EBITDA per unit presented a positive evolution from US$ 135/ton in 1Q07 and US$ 157/ton in 4Q07, to US$ 199/ton in 1Q08.

Ultracargo reported a 14% and 5% increase in effective storage volume, compared to 1Q07 and 4Q07, respectively, as a result of expansion to storage capacity and an increase in average occupancy rate, which rose from 78% in 1Q07 to 84% in 1Q08.  EBITDA amounted to R$ 10 million, R$ 1 million less than in 1Q07, with the increase in effective storage and in-house logistics operations being offset by lower results in the transport segment. Compared to 4Q07, EBITDA was up by 42%, as a result of non-recurring costs recorded in that quarter and expansion to storage activities.

Quarterly EBITDA
R$ million

Operational Performance

Ultragaz – The Brazilian LPG market increased by 2% in 1Q08, compared to 1Q07, reflecting the improved performance of the economy and the increase in Brazilian population income. Sales volume at Ultragaz in 1Q08 totalled to 366,000 tons, in line with the volume sold in 1Q07, reflecting the scheduled withdrawal of two major clients from the bulk segment which consumed 5,000 tons in 1Q07. In the bottled segment, Ultragaz's sales volume amounted to 249,000 tons, up 1% on 1Q07. Compared to 4Q07, Ultragaz's sales volume was down 7% as a result of the seasonal variation between the two periods.

Sales Volume – Ultragaz (in '000 tons)

Ipiranga – The increase in vehicle sales and the continuing improvements to legislation and inspection measures implemented in the sector, such as ANP resolution Nº 7, the implementation of CODIF/Passe Fiscal and the addition of colorant to anhydrous alcohol, all had a positive influence on Ipiranga's sales volume, which in 1Q08 amounted to 2,716,000 cubic meters, a 5% increase on the pro-forma figure in 1Q07. The main highlights were: (i) the combined volume of gasoline, ethanol and NGV, which increased by 10% (100,000 cubic meters), with emphasis to the 62% increase in hydrated ethanol sales, as a result of the 39% increase in the sale of flex-fuel vehicles and the improvements introduced in the sector and (ii) diesel volume, which increased by 3% in the period (39,000 cubic meters), as a consequence of increased economic activity. Compared to 4Q07, there was a 9% drop in sales volume at Ipiranga (266,000 cubic meters), reflecting typical seasonal variation between the periods.

Sales Volume – Ipiranga (‘000 m³)

Oxiteno - Oxiteno’s specialty chemicals sales volume in 1Q08 totalled 123,000 tons, up 12% (13,000 tons) compared to 1Q07, as a result of the additional production capacity in Brazil and Mexico as well as the acquisition of Oxiteno Andina in September 2007. Specialty chemicals sales volume in the domestic market increased by 7% (6,000 tons) as a consequence of the development of new products, with gains in market share, and good economic performance. The increase in the sales of specialty chemicals in the domestic market took place in practically all the company's operational segments, particularly in (i) cosmetic and detergents, (ii) agrochemicals and (iii) paints and varnishes. In the international market, sales of specialty chemicals were up 30% on 1Q07 (7,000 tons), as a consequence of the acquisition of Oxiteno Andina and an increase in the sales of Oxiteno Mexico. Glycol sales volume in 1Q08 was down 67% (29,000 tons) on 1Q07, with reductions both in the domestic, as well as the exports , as a result of the suspension of operations at two PET production plants in the country and higher sales in the spot market in 1Q07, as a consequence of a restriction in the supply of products in the international market. Oxiteno's sales volume totalled 137,000 tons, down 10% (16,000 tons) compared to 1Q07, as a result of lower glycol sales, which combined with the 12% increase in specialty chemicals sales, led to an improved product mix in this quarter. Compared to 4Q07, sales volume was down 23%, as a result of typical seasonal variation between the first and fourth quarters, in addition to the factors outlined above.

Sales Volume – Oxiteno ('000 tons)

Ultracargo – Average storage volumes at Ultracargo in 1Q08, measured in cubic meters, were 14% and 5% higher than in 1Q07 and 4Q07, respectively, basically due to expansion at the Aratu and Suape terminals, for the storage of vegetable oils and ethanol, and an increase in the amount of chemicals and ethanol handled at Santos terminal. In the transport segment, total kilometrage travelled was down 12% and 4% compared to 1Q07 and 4Q07, respectively, as a result of Ultracargo's decision to concentrate its operations on providing differentiated services with higher added value.

Economic-Financial Performance

Net Sales and Services – Ultrapar's consolidated net sales and services amounted to R$ 5,927 million in 1Q08, 405% higher than the net sales and services in 1Q07, as a consequence of the acquisition of Ipiranga, and 7% lower than the corresponding figure in 4Q07, as a consequence of seasonal variation between the periods in Ultrapar's businesses. Taking pro-forma figures for Ultrapar in 1Q07, net sales and services would have increased 3%.

Net Sales and Services (in R$ million)

Ultragaz – Net sales and services at Ultragaz amounted to R$ 746 million in 1Q08, up 1% on 1Q07, as a result of an increase in the average cost of LPG, partially offset by the increased level of competition in the bottled segment since 3Q07. Compared to 4Q07, net sales and services were 3% lower, below the 7% seasonal reduction in sales volume, as a consequence of higher average LPG costs.

Ipiranga – Net sales and services at Ipiranga totalled R$ 4,702 million in 1Q08, 4% higher than the pro-forma net sales and services of Ipiranga in 1Q07. This increase was due to a 5% rise in sales volume and benefits from improved regulation and inspection of the sector, partially offset by a reduction in the price of anhydrous and hydrated ethanol, as a consequence of increased supply levels of these products in the Brazilian market. Compared to 4Q07, net sales and services were down 7%, basically as a consequence of a 9% seasonal reduction in sales volume.

Net Sales Breakdown by Product – Ipiranga

Oxiteno – Oxiteno reported net sales and services of R$ 417 million in 1Q08, in line with 1Q07, despite the 10% reduction in sales volume and the 18% appreciation in the Brazilian Real as a consequence of the recovery in average prices in dollar terms, as a result of improved sales mix and commercial initiatives implemented by the company. Compared to 4Q07, net sales and services were down 16%, as a result of a 23% seasonal reduction and the 3% appreciation in the Brazilian Real, partly offset by a recovery in prices in dollar terms, and an improvement in sales mix.

Ultracargo – Net revenue from services at Ultracargo amounted to R$ 60 million in 1Q08, up 10% on 1Q07, as a consequence of (i) the increase in volume stored at the Aratu, Suape and Santos terminals, and (ii) the new in-house logistics operations, with the acquisition of Petrolog in 2Q07, partially offset by the lower kilometrage travelled reported in the transport segment. Compared to 4Q07, net revenue was up 2%, due to a 5% increase in the average storage volume.

Cost of Products Sold – Ultrapar's cost of products sold amounted to R$ 5,461 million in 1Q08, up 474% on 1Q07, basically as a result of the acquisition of Ipiranga, and 7% lower compared to 4Q07. Taking pro-forma figures for Ultrapar in 1Q07, the cost of products sold would have increased 4%.

Ultragaz – Ultragaz's cost of products sold amounted to R$ 649 million in 1Q08, an increase of 5% compared to 1Q07, as a result of a 15% increase in the ex-refinery price for use in the bulk segment from January 2008 and higher costs for the maintenance of LPG bottles. Compared to 4Q07, Ultragaz's cost of products sold was down 2%, as a consequence of the seasonal variation in sales volume, partially offset by the same factors mentioned above.

Ipiranga – Ipiranga's cost of products sold amounted to R$ 4,432 million in 1Q08, up 4% compared to pro-forma figures for Ipiranga in 1Q07, lower than the 5% increase in sales volume as a result of a reduction in ethanol costs due to increased supply levels of this product in the Brazilian market. Compared to 4Q07, cost of products sold dropped by 7%, basically as a consequence of seasonal variation in sales volume.

Oxiteno – Oxiteno's cost of products sold in 1Q08 amounted to R$ 336 million, up 2% on 1Q07 - the 10% drop in sales volume and the appreciation of 18% in the Brazilian Real were offset by higher raw material unit costs. Compared to 4Q07, cost of products sold dropped by 15%, basically as a consequence of a 23% reduction in volume, partially offset by the increase in raw material unit costs.

Ultracargo – Ultracargo's cost of services provided in 1Q08 amounted to R$ 39 million, up 18% compared to 1Q07, as a consequence of (i) higher costs in the transport segment, (ii) an increase in volume stored (iii) the addition of costs from Petrolog from 2Q07 and (iii)  higher depreciation, as a result of investments in expansion.  Compared to 4Q07, cost of services reduced  by 5%, as a consequence of non-recurring items in that quarter.

Sales, General and Administrative Expenses – Ultrapar's sales, general and administrative expenses amounted to R$ 335 million in 1Q08, 115% higher than in 1Q07, as a result of the acquisition of Ipiranga. Compared to 4Q07, sales, general and administrative expenses were down 14%. Taking pro-forma figures for Ultrapar in 4Q07, sales, general and administrative expenses would have decreased 2%.

Ultragaz – Ultragaz's sales, general and administrative expenses amounted to R$ 86 million in 1Q08, in line with the corresponding figure in 1Q07, and 2% down on 4Q07.  Sales expenses were down 7% and 8%, compared to 1Q07 on 4Q07, respectively, mainly as a consequence of the advertising and marketing expenses for Ultragaz's 70th anniversary institutional campaign in 2007. General and administrative expenses were stable compared to previous quarters, despite salary increases as a consequence of annual collective wage agreements.

Ipiranga – Sales, general and administrative expenses at Ipiranga totalled R$ 166 million in 1Q08, down 4% and 18% on pro-forma 1Q07 and 4Q07, respectively. Sales expenses increased 10% on 1Q07, and decreased 10% compared to 4Q07, basically as a result of variation in sales volume between the respective periods in the resale and large consumer segments. General and administrative expenses were down by 20% and 32% compared to 1Q07 pro-forma and 4Q07, respectively, as a consequence of organisational optimization implemented since the acquisition, and the end of CPMF tax, partially offset by non-recurring expenses, of R$ 7 million, and salary increases as a result of annual collective wage agreements.

Oxiteno – Oxiteno’s sales, general and administrative expenses totalled R$ 50 million in 1Q08, 15% and 24% down, respectively, compared to 1Q07 and 4Q07, basically as a consequence of (i) lower sales volume, with the principal impact being on freight expenses, (ii) a reduction in commission expenses to sales agents, as a result of the opening of sales offices in Argentina and in the United States, and (iii) cost reduction initiatives implemented.

Ultracargo – Sales, general and administrative expenses at Ultracargo totalled R$ 20 million in 1Q08, up 21% compared to 1Q07, basically as a consequence of increased staff expenses, higher depreciation and amortisation derived from investments made, as well as the rental of a new base in Mauá. Compared to 4Q07, sales, general and administrative expenses were 4% higher as a consequence of increased staff expenses.

EBITDA – Ultrapar presented earnings before interest, taxes, depreciation and amortisation (EBITDA) of R$ 223 million in 1Q08, up 93% on 1Q07, as a result of the acquisition of Ipiranga and up 1% compared to 4Q07, despite the seasonal variation between the periods in Ultrapar's businesses. Taking pro-forma numbers for Ultrapar in 1Q07, EBITDA would have increased 5% compared to 1Q07.

EBITDA (R$ million)

Ultragaz – Ultragaz reported EBITDA of R$ 41 million in 1Q08, down 33% compared to 1Q07 as a result of the increased competition in the bottled segment since 3Q07. Compared to 4Q07, EBITDA was down 21%, basically as a result of seasonal variation between the periods analysed.

Ipiranga – EBITDA at Ipiranga amounted to R$ 128 million in 1Q08, up 34% on pro-forma 1Q07 EBITDA, basically as a result of (i) increased sales volume, (ii) measures implemented to improve legislation and inspection in the fuel sector, (iii) the effect of greater supply levels of ethanol in the Brazilian market and (iv) lower sales, general and administrative expenses. Compared to 4Q07, EBITDA was up 14%, despite the seasonally lower volume, basically as a consequence of the drop in sales, general and administrative expenses.

Oxiteno – Oxiteno’s EBITDA amounted to R$ 47 million in 1Q08, up 9% on 1Q07, basically as a result of the improved sales mix, a recovery in prices in dollar terms and the reduction in operational expenses, partially offset by the appreciation in the Brazilian Real and the increase in raw material costs. Compared to 4Q07, EBITDA was down 4%, as a consequence of the same factors and the seasonal drop in sales volume. In 1Q08, Oxiteno reported EBITDA per volume sold of US$ 199/ton, a 47% and 27% improvement compared to 1Q07 and 4Q07, respectively.

Ultracargo – Ultracargo reported EBITDA of R$ 10 million, down R$ 1 million compared to 1Q07, as a result of expansion in storage and in-house logistics operations, offset by lower results from the transport business. Compared to 4Q07, EBITDA increased by 42%, as a result of non-recurring costs in that quarter, as well as the expansion in storage activities.

Financial Result – Ultrapar presented financial expenses, net of financial revenues, of R$ 37 million in 1Q08, compared to a financial expense, net of financial revenues, of R$ 8 million in 1Q07. The increase in financial expenses in 1Q08 basically reflects the temporary increase in Ultrapar´s net debt as a result of the payments made for the Ipiranga acquisition. Ultrapar ended 1Q08 with a net debt of R$ 788 million, compared to a net debt of R$ 48 million in 1Q07, as a result of the Ipiranga acquisition, but lower than the net debt of R$ 1,434 million in 4Q07, due to the payment received related to the handover of the petrochemical assets to Braskem and Petrobras, which took place during this 1Q08. As of March 31, 2008, Ultrapar´s total receivables from Petrobras amounted to R$ 0.7 billion – amount received on May 14,2008 as a result of the segregation and handover of these assets.

Benefit of Tax Holidays – In 1Q08 Ultrapar's benefits of tax holidays amounted to R$ 9 million, a 207% increase on 1Q07, and down 67% on 4Q07, basically as a result of Oxiteno´s tax benefits at the Camaçari unit, which had expired in December 2006, and which were renewed on October 31, 2007, with retroactive effect to January 1st, 2007. As a consequence Oxiteno recognized in 4Q07 the benefits generated during 2007 at the Camaçari unit, which amounted to R$ 21.7 million and was deducted from income tax and social contribution expenses in 4Q07.

Net Earnings – Consolidated net earnings in 1Q08 amounted to R$ 90 million, 142% up on 1Q07, basically due to the consolidation of the result of Ipiranga from 2Q07. Compared to 4Q07, net earnings were up 9%, despite the higher level of benefit of tax holidays in 4Q07, as a result of the drop in financial expenses following the reduction in the company's net debt position.

Investments – Total investment, net of asset disposals and customers financing repayments, amounted to R$ 206 million in 1Q08, distributed as follows:

•	At Ultragaz, R$ 33 million was spent on the purchase and renewal of LPG bottles and tanks.

•
At Ipiranga, R$ 16 million was invested, net of asset disposals carried out in the quarter, which amounted to R$ 14 million. Investments were basically made on the renewal of contracts and improvements at fuel service stations and distribution facilities, R$ 8 million referring to addition of property, plant and equipment, net of disposals, R$ 3 million referring to the financing of customers activities[1], net of repayments, and R$ 5 million referring to leased equipment. The asset disposals refer to the sale of property and land, in particular the former headquarter building of Ipiranga in the city of São Paulo, for R$ 11 million.

•
At Oxiteno, the R$ 105 million invested were mostly concentrated on expanding production capacity, particularly the fatty alcohols plant, expansion of specialty chemicals production capacity and expansion of ethylene oxide production capacity at Mauá facility.

•	Ultracargo invested R$ 14 million, basically on the expansion of its terminals, the construction of a new warehouse at Mauá and the implementation of various systems, particularly n ERP-SAP.

•	Buyback of shares issued by Ultrapar to be held in treasury amounted to R$ 37 million.

Investment in PPE, intangible and deferred assets 1Q08*	R$ million	% of total
Ultragaz	33	21%
Ipiranga	8	5%
Oxiteno	105	66%
Ultracargo	14	8%
Ultrapar	160	100%
*Net of disposals

1 Financing and bonuses for clients are included under working capital in the cash flow statement

Ultrapar in the Capital Markets

The significant increase in Ultrapar's free float as a result of the Share Exchange resulted in a 175% increase in the average daily volume of the company's shares in 1Q08, compared to the same period in 2007, taking the combined volume in Bovespa and the NYSE. Ultrapar´s average daily trading volume reached R$ 32 million/day in 1Q08, combining the trading on both stock exchanges, a 218% increase on 1Q07. The higher level of liquidity enabled the company to become part of the IVBX-2 index on Bovespa, as well as increasing its participation on the Ibovespa and the IBrX indices. On the international front, the crisis in the real-estate and banking sectors in the United States had a negative impact on capital markets, resulting in devaluation of 4.6% and 7.6% in the Ibovespa and the Dow Jones during 1Q08. Over the same period, the shares of Ultrapar devaluated by 2.1% on Bovespa and 0.5% on the NYSE. In 1Q08, we continued to carry out our share buyback program, with the purchase of 615,000 shares to be held in treasury, equivalent to 25% of the total buyback program, which was renewed on August 8, 2007.

UGP vs. Dow Jones (Base 100)	Market Capitalisation R$ billion

Outlook

The recent initiatives to improve inspection and legislation in the fuel sector, with the obligatory issuance of electronic tax invoices by producers and distributors and the agreement for the approval of Provisional Measure 413/08, resulted in positive changes to reduce tax evasion in the sales of ethanol, contributing to improve the continuous formalization and to the reduction in the level of unfair competition in Brazil's fuel sector. Furthermore, investments in expansion at Oxiteno should increase and enrich sales in the second half of 2008, as a result of (i) inauguration of the fatty alcohols plant at the end of 2Q08 and (ii) the completion of production capacity of ethanolamines and ethoxylates at Camaçari and ethylene oxide at Mauá during the second half of the year. On the macroeconomic front, Brazil's attainment of investment grade rating is likely to encourage inflow of new investment to fund economic growth in Brazil, benefiting the economy as a whole and providing new growth opportunities in our three operational sectors. Finally, with the receipt of funds as a result of the segregation and handover of the petrochemical and distribution assets of the Ipiranga Group to Braskem and Petrobras, we have strengthened our cash position, which will enable us to carry out the investments, including acquisitions, in order to continue to grow our businesses.

Forthcoming Events

Conference Call/ Webcast with analysts: May 16, 2008

Ultrapar will be holding a conference call for analysts on May 16, 2008, to comment on the company's performance in the first quarter of 2008 and future prospects. The presentation will be available for download on the company's website one hour before the start of the conference call.

National: 10 a.m. (local time)
Telephone number for pre-inscription (up to 6 p.m. on May 15): 55 11 2188-0188.
Code: Ultrapar

International: 12 midday (local time) /11 a.m. (New York, Eastern Standard Time)
Participants in Brazil: 0-800-891-9722
Participants in the US: 1-800-418-6854
International participants: +1 (973) 935-8893
Code: Ultrapar or 43826483

WEBCAST live by Internet on site www.ultra.com.br. Please connect 15 minutes in advance.

This document may contain forecasts of future events. Such predictions merely reflect the expectations of the Company's management. Words such as:  "believe", "expect", "plan", "strategy", "prospects", "envisage", "estimate", "forecast", "anticipate", "may" and other words with similar meaning are intended as preliminary declarations regarding expectations and future forecasts. Such declarations are subject to risks and uncertainties, anticipated by the Company or otherwise, which could mean that the reported results turn out to be significantly different from those forecast. Therefore, the reader should not base investment decisions solely on these estimates.

Operational and Market Information

Financial Focus	1Q08	1Q07	4Q07
EBITDA margin Ultrapar	4%	10%	3%
Net margin Ultrapar	2%	3%	1%
Productivity	1Q08	1Q07	4Q07
EBITDA R$/ton Ultragaz	111	164	131
EBITDA R$/m3 Ipiranga[1]	41	32	30
EBITDA R$/ton Oxiteno	345	285	279
Focus on Human Resources	1Q08	1Q07	4Q07
Number of Ultrapar employees	9,601	6,978	9,653
Number of Ultragaz employees	4,355	4,461	4,467
Number of Ipiranga[2] employees	2,128	2,345	2,239
Number of Oxiteno employees	1,540	1,420	1,519
Number of Ultracargo employees	1,267	964	1,193
Focus on capital markets	1Q08	1Q07	4Q07
Number of shares (million)	136,096	81,325	136,096
Market capitalisation[3] – R$ million	8,278	4,278	9,082
BOVESPA	1Q08	1Q07	4Q07
Average daily volume ('000 shares)	409,033	124,716	108,710
Average daily volume (R$ '000l)	24,905	6,572	7,252
Average share price (R$ / share)	60.9	52.7	66.7
NYSE	1Q08	1Q07	4Q07
Number of ADRs[4] ('000 ADRs)	9,934	12,601	10,398
Average daily volume (ADRs)	114,010	65,473	37,316
Average daily volume (US$ '000)	3,964	1,629	1,396
Average share price (US$ / ADRs)	34.8	24.9	37.4
Total[5]	1Q08	1Q07	4Q07
Average daily volume (shares)	523,043	190,189	146,026
Average daily volume (R$ thousand)	31,814	10,004	9,745

All financial information is presented according to the accounting principles laid down in Brazilian Corporate Legislation (BR GAAP). All figures are expressed in Brazilian Reais, except for the amounts on page 21, which are expressed in US dollars and were obtained using the average rate of exchange (commercial dollar rate) for the corresponding periods.

For additional information, please contact:
Investor relations department - Ultrapar Participações S.A.
(55 11) 3177-7014
invest@ultra.com.br
www.ultra.com.br

[1]	Only sales of fuels and lubricants. Information for 2006 and 1Q07–this latter included in the year 2007– are unaudited pro-forma figures, inserted merely to provide a basis of comparison.
[2]	Information for 1Q07 consists of un-audited pro-forma data for Ipiranga, inserted merely to provide a basis of comparison.
[3]	Calculated based on the weighted average price in the period.
[4]	1 ADR = 1 preferred share.
[5]	Total = BOVESPA + NYSE. From December 2007, includes 54,770,590 preferred shares issued by Ultrapar for the absorption of the shares of RPI, DPPI and CBPI.

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2008	2007	2007
ASSETS
Cash and cash equivalents	2,364.7	869.1	1,622.9
Trade accounts receivable	1,190.2	383.7	1,344.4
Inventories	714.1	228.0	631.1
Other	1,068.7	167.1	2,097.3
Total Current Assets	5,337.7	1,647.9	5,695.7

Investments	47.0	30.7	47.1
Property, plant and equipment and intangibles	2,422.6	1,238.5	2,335.8
Deferred charges	576.4	116.2	570.1
Long term investments	120.2	551.3	120.8
Other long term assets	488.5	186.9	455.0

Total Long Term Assets	3,654.7	2,123.6	3,528.8

TOTAL ASSETS	8,992.4	3,771.5	9,224.5

LIABILITIES
Loans and financing	1,866.6	125.4	589.9
Debentures	-	303.1	1,228.7
Suppliers	429.0	104.4	582.7
Payroll and related charges	105.6	66.0	123.2
Taxes	140.8	23.2	120.7
Other accounts payable	124.0	41.9	363.8
Total Current Liabilities	2,666.0	664.0	3,009.0

Loans and financing	1,406.2	1,040.2	1,009.2
Debentures	-	-	350.0
Income and social contribution taxes	1.8	26.2	1.8
Other long term liabilities	229.0	38.8	218.9
Total Long Term Liabilities	1,637.0	1,105.2	1,579.9
TOTAL LIABILITIES	4,303.0	1,769.2	4,588.9

STOCKHOLDERS' EQUITY
Capital	3,696.8	946.0	3,696.8
Capital reserve	1.0	0.6	0.9
Revalution reserves	11.3	12.6	11.6
Profit reserves	854.6	971.7	891.5
Retained earnings	90.4	37.6	-
Total Stockholders' Equity	4,654.1	1,968.5	4,600.8
Minority Interests	35.3	33.8	34.8
TOTAL STOCKHOLDERS' EQUITY & M.I.	4,689.4	2,002.3	4,635.6

TOTAL LIAB. AND STOCKHOLDERS' EQUITY	8,992.4	3,771.5	9,224.5

Cash and Long term investments	2,484.9	1,420.4	1,743.7
Debt	3,272.8	1,468.7	3,177.8
Net cash (debt)	(787.9)	(48.3)	(1,434.1)

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED STATEMENT OF INCOME
In millions of reais (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2008	2007	2007	2008	2007

Net sales and services	5,927.4	1,174.1	6,403.3	5,927.4	1,174.1

Cost of sales and services	(5,461.2)	(950.9)	(5,884.9)	(5,461.2)	(950.9)

Gross profit	466.2	223.2	518.4	466.2	223.2

Operating expenses
Selling	(135.1)	(53.2)	(155.2)	(135.1)	(53.2)
General and administrative	(132.9)	(70.8)	(166.8)	(132.9)	(70.8)
Depreciation and amortization	(66.8)	(31.8)	(66.7)	(66.8)	(31.8)

Other operating income (expenses)	6.9	(0.1)	7.4	6.9	(0.1)

Income before equity and financial
results	138.3	67.3	137.1	138.3	67.3

Financial results	(37.3)	(7.9)	(54.2)	(37.3)	(7.9)
Financial income	54.1	31.8	46.5	54.1	31.8
Financial expenses	(85.8)	(34.7)	(78.2)	(85.8)	(34.7)
Taxes on financial activities	(5.6)	(5.0)	(22.5)	(5.6)	(5.0)
Equity in earnings (losses) of affiliates
Affiliates	0.1	(0.1)	0.8	0.1	(0.1)

Non-operating income (expense)	6.3	(0.8)	11.7	6.3	(0.8)

Income before taxes and profit sharing	107.4	58.5	95.4	107.4	58.5

Provision for income and social contribution tax	(24.2)	(23.4)	(34.4)	(24.2)	(23.4)
Benefit of tax holidays	8.6	2.8	25.7	8.6	2.8

Income before minority interest	91.8	37.9	86.7	91.8	37.9

Employees statutory interest	(1.2)	-	(2.8)	(1.2)	-
Minority interest	(0.5)	(0.7)	(1.2)	(0.5)	(0.7)

Net Income	90.1	37.2	82.7	90.1	37.2

EBITDA	222.7	115.1	220.9	222.7	115.1
Depreciation and amortization	85.6	47.8	86.7	85.6	47.8
Total investments, net of write-off and repayments	205.7	122.7	1,409.7	205.7	122.7

RATIOS

Earnings / share - R$	0.66	0.46	0.97	0.66	0.46

Net debt / Stockholders' equity	0.17	0.02	0.31
Net debt / LTM EBITDA	0.88	0.10	1.62
Net interest expense / EBITDA	0.17	0.07	0.25	0.17	0.07
Gross margin	8%	19%	8%	8%	19%
Operating margin	2%	6%	2%	2%	6%
EBITDA margin	4%	10%	3%	4%	10%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED CASH FLOW STATEMENT
In millions of reais - Accounting practices adopted in Brazil

	JAN - MAR
	2008	2007

Cash Flows from operating activities	111.7	13.4
Net income	90.1	37.2
Minority interest	0.5	0.7
Depreciation and amortization	85.6	47.8
Working capital	(115.5)	(49.5)
Financial expenses (A)	63.3	(2.0)
Deferred income and social contribution taxes	(21.7)	(7.9)
Other (B)	9.4	(12.9)

Cash Flows from investing activities	(197.6)	(122.7)
Additions to property, plant, equipment and deferred charges (C)	(160.5)	(120.3)
Acquisition of minority interests (D)	(37.1)	(2.4)

Cash Flows from (used in) financing activities	827.1	(88.4)
Issuances of short term debt	1,328.8	76.2
Amortization of short term debt	(1,734.7)	(124.6)
Issuances of long term debt	437.2	23.8
Related companies	(1.2)	(1.7)
Dividends paid (E)	(238.6)	(62.1)
Received from Petrobras/Braskem due to the delivery of Petrochemical Assets	1,035.6	-

Net increase (decrease) in cash and cash equivalents	741.2	(197.7)

Cash and cash equivalents at the beginning of the period (F)	1,743.7	1,618.1

Cash and cash equivalents at the end of the period (F)	2,484.9	1,420.4

Supplemental disclosure of cash flow information
Cash paid for interest (G)	65.7	131.6
Cash paid for taxes on income (H)	28.5	40.9

(A)	Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)	Comprised mainly cost of permanent asset sold and noncurrent assets and liabilities net.
(C)	Included ICMS on the Property, plant and equipment according to Law Complemental no. 102/2000.
(D)	In 2008 include acquisitions of Ultrapar shares to be held in treasury.
(E)	Including dividends paid by Ultrapar and its subsidiaries.
(F)	Included long term investments.
(G)	Included in cash flow used in financing activities.
(H)	Included in cash flow from operating activities.

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2008	2007	2007
OPERATING ASSETS
Trade accounts receivable	157.7	153.3	167.2
Trade accounts receivable - noncurrent portion	12.0	17.2	13.0
Inventories	33.0	40.6	50.4
Other	12.3	11.1	12.5
Property, plant and equipment and intangibles	406.4	391.7	407.5
Deferred charges	88.7	84.9	84.3

TOTAL OPERATING ASSETS	710.1	698.8	734.9

OPERATING LIABILITIES
Suppliers	22.2	24.1	29.0
Payroll and related charges	38.3	35.3	40.4
Taxes	4.5	4.1	5.5
Other accounts payable	2.0	1.3	3.1

TOTAL OPERATING LIABILITIES	67.0	64.8	78.0

*As from second quarter of 2007, we start to include "Trade accounts receivable of long term" in the operating assets

ULTRAGAZ PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2008	2007	2007	2008	2007

Net sales	745.8	735.4	770.5	745.8	735.4

Cost of sales and services	(648.9)	(618.3)	(661.9)	(648.9)	(618.3)

Gross profit	96.9	117.1	108.6	96.9	117.1

Operating expenses
Selling	(26.8)	(28.8)	(29.0)	(26.8)	(28.8)
General and administrative	(28.4)	(28.0)	(28.3)	(28.4)	(28.0)
Depreciation and amortization	(30.7)	(29.3)	(30.3)	(30.7)	(29.3)

Other operating results	(1.1)	0.1	-	(1.1)	0.1

EBIT	9.9	31.1	21.0	9.9	31.1

EBITDA	40.7	60.4	51.4	40.7	60.4
Depreciation and amortization	30.7	29.3	30.3	30.7	29.3

RATIOS

Gross margin	13%	16%	14%	13%	16%
Operating margin	1%	4%	3%	1%	4%
EBITDA margin	5%	8%	7%	5%	8%

IPIRANGA
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2008	2007	2007
OPERATING ASSETS
Trade accounts receivable	817.5	867.2	942.7
Trade accounts receivable - noncurrent portion	160.0	139.8	163.0
Inventories	343.9	295.4	323.3
Other	77.3	69.8	64.4
Property, plant and equipment and intangibles	707.6	703.8	716.4

TOTAL OPERATING ASSETS	2,106.3	2,076.0	2,209.8

OPERATING LIABILITIES
Suppliers	277.7	287.5	402.3
Payroll and related charges	30.3	27.9	44.1
Post-retirement benefits	80.2	77.6	80.2
Taxes	90.6	28.0	61.7
Other accounts payable	35.3	24.9	38.7

TOTAL OPERATING LIABILITIES	514.1	445.9	627.0

IPIRANGA
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2008	2007	2007	2008	2007

Net sales	4,702.3	4,523.9	5,072.6	4,702.3	4,523.9

Cost of sales and services	(4,432.1)	(4,280.1)	(4,783.5)	(4,432.1)	(4,280.1)

Gross profit	270.2	243.8	289.1	270.2	243.8

Operating expenses
Selling	(86.0)	(78.0)	(95.7)	(86.0)	(78.0)
General and administrative	(59.3)	(74.2)	(87.2)	(59.3)	(74.2)
Depreciation and amortization	(20.9)	(20.3)	(20.9)	(20.9)	(20.3)

Other operating results	2.6	2.3	6.8	2.6	2.3

EBIT	106.6	73.6	92.1	106.6	73.6

EBITDA	127.9	95.4	111.8	127.9	95.4
Depreciation and amortization	22.5	21.8	22.5	22.5	21.8
Employees statutory interest	1.2	-	2.8	1.2	-

RATIOS

Gross margin	5.7%	5.4%	5.7%	5.7%	5.4%
Operating margin	2.3%	1.6%	1.8%	2.3%	1.6%
EBITDA margin	2.7%	2.1%	2.2%	2.7%	2.1%

*The information of March 2007 is pro forma reported, non audited, inserted only to supply a comparison base.

OXITENO S/A - INDÚSTRIA  E COMÉRCIO
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2008	2007	2007
OPERATING ASSETS
Trade accounts receivable	186.2	227.4	211.2
Inventories	305.9	193.1	234.9
Other	170.7	118.6	142.2
Property, plant and equipment and intangibles	1,052.8	639.4	961.9
Deferred charges	22.5	15.6	20.8

TOTAL OPERATING ASSETS	1,738.1	1,194.1	1,571.0

OPERATING LIABILITIES
Suppliers	112.0	82.4	131.1
Payroll and related charges	24.7	23.0	28.1
Taxes	17.3	15.8	7.9
Other accounts payable	5.5	3.3	8.7

TOTAL OPERATING LIABILITIES	159.5	124.5	175.8

OXITENO S/A - INDÚSTRIA  E COMÉRCIO
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2008	2007	2007	2008	2007

Net sales	416.5	418.3	498.7	416.5	418.3

Cost of goods sold
Variable	(294.0)	(288.6)	(350.1)	(294.0)	(288.6)
Fixed	(31.5)	(30.9)	(36.2)	(31.5)	(30.9)
Depreciation and amortization	(10.2)	(10.1)	(10.2)	(10.2)	(10.1)

Gross profit	80.8	88.7	102.2	80.8	88.7

Operating expenses
Selling	(21.9)	(26.5)	(29.6)	(21.9)	(26.6)
General and administrative	(26.0)	(29.9)	(33.9)	(26.0)	(29.9)
Depreciation and amortization	(2.2)	(2.2)	(2.2)	(2.2)	(2.2)

Other operating results	4.1	1.0	0.4	4.1	1.0

EBIT	34.8	31.1	36.9	34.8	31.0

EBITDA	47.2	43.4	49.3	47.2	43.3
Depreciation and amortization	12.4	12.3	12.4	12.4	12.3

RATIOS

Gross margin	19%	21%	20%	19%	21%
Operating margin	8%	7%	7%	8%	7%
EBITDA margin	11%	10%	10%	11%	10%

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED BALANCE SHEET
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN
	MAR	MAR	DEC
	2008	2007	2007
OPERATING ASSETS
Trade accounts receivable	29.4	22.2	26.7
Inventories	3.5	3.7	3.7
Other	6.8	8.0	6.0
Property, plant and equipment and intangibles	231.1	207.2	226.1
Deferred charges	8.8	10.9	7.7

TOTAL OPERATING ASSETS	279.6	252.0	270.2

OPERATING LIABILITIES
Suppliers	11.5	9.2	13.7
Payroll and related charges	10.4	8.8	8.7
Taxes	2.1	2.4	3.5
Other accounts payable	0.9	-	0.7

TOTAL OPERATING LIABILITIES	24.9	20.4	26.6

ULTRACARGO PARTICIPAÇÕES LTDA.
CONSOLIDATED STATEMENT OF INCOME
In millions of reais - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
	2008	2007	2007	2008	2007

Net sales	59.9	54.3	58.5	59.9	54.3

Cost of sales and services	(38.9)	(33.1)	(40.8)	(38.9)	(33.1)

Gross profit	21.0	21.2	17.7	21.0	21.2

Operating expenses
Selling	(0.2)	(0.1)	(0.2)	(0.2)	(0.1)
General and administrative	(19.0)	(16.1)	(18.4)	(19.0)	(16.1)
Depreciation and amortization	(0.6)	(0.1)	(0.5)	(0.6)	(0.1)

Other operating results	1.3	(0.1)	-	1.3	(0.1)

EBIT	2.5	4.8	(1.4)	2.5	4.8

EBITDA	10.2	11.1	7.2	10.2	11.1
Depreciation and amortization	7.7	6.3	8.7	7.7	6.3

RATIOS

Gross margin	35%	39%	30%	35%	39%
Operating margin	4%	9%	-2%	4%	9%
EBITDA margin	17%	20%	12%	17%	20%

ULTRAPAR PARTICIPAÇÕES S/A
CONSOLIDATED INCOME STATEMENT
In millions of US dollars (except per share data) - Accounting practices adopted in Brazil

	QUARTERS ENDED IN			ACCUMULATED
	MAR	MAR	DEC	MAR	MAR
(US$ millions)	2008	2007	2007	2008	2007

Net sales
Ultrapar	3,413.4	557.0	3,586.1	3,413.4	557.0
Ultragaz	429.5	348.9	431.5	429.5	348.9
Ipiranga*	2,707.9	2,146.3	2,840.8	2,707.9	2,146.3
Oxiteno	239.9	198.5	279.3	239.9	198.5
Ultracargo	34.5	25.8	32.8	34.5	25.8

EBIT
Ultrapar	79.6	31.9	76.8	79.6	31.9
Ultragaz	5.7	14.8	11.8	5.7	14.8
Ipiranga*	61.4	34.9	51.6	61.4	34.9
Oxiteno	20.0	14.8	20.7	20.0	14.7
Ultracargo	1.4	2.3	(0.8)	1.4	2.3

Operating margin
Ultrapar	2%	6%	2%	2%	6%
Ultragaz	1%	4%	3%	1%	4%
Ipiranga*	2%	2%	2%	2%	2%
Oxiteno	8%	7%	7%	8%	7%
Ultracargo	4%	9%	-2%	4%	9%

EBITDA
Ultrapar	128.2	54.6	123.7	128.2	54.6
Ultragaz	23.4	28.7	28.8	23.4	28.7
Ipiranga*	73.7	45.3	62.6	73.7	45.3
Oxiteno	27.2	20.6	27.6	27.2	20.6
Ultracargo	5.9	5.3	4.0	5.9	5.3

EBITDA margin
Ultrapar	4%	10%	3%	4%	10%
Ultragaz	5%	8%	7%	5%	8%
Ipiranga*	3%	2%	2%	3%	2%
Oxiteno	11%	10%	10%	11%	10%
Ultracargo	17%	20%	12%	17%	20%

Net income
Ultrapar	51.9	17.6	46.3	51.9	17.6

Net income / share (US$)	0.38	0.22	0.54	0.38	0.22

*The information of March 2007 is pro forma reported, non audited, inserted only to supply a comparison base.

ULTRAPAR PARTICIPAÇÕES S/A
LOANS, CASH AND MARKETABLE SECURITIES
In millions of reais - Accounting practices adopted in Brazil

LOANS	Balance in March/2008							Index/	Interest Rate %
						Ultrapar		Currency	Minimum	Maximum	Maturity
	Ultragaz	Oxiteno	Ultracargo	Ipiranga	Other	Parent Company	Ultrapar Consolidated
Foreign Currency

Sindicated loan	-	106.4	-	-	-	-	106.4	US$	5.1	5.1	2008
Notes	107.6	-	-	-	-	-	107.6	US$	9.0	9.0	2020
Notes	446.1	-	-	-	-	-	446.1	US$	7.3	7.3	2015
Notes	-	-	-	104.6	-	-	104.6	US$	9.9	9.9	2008
Working capital loan	-	6.8	-	-	-	-	6.8	MX$ + TIIE (*)	1.0	1.0	2008
Foreign financing	-	21.0	-	-	-	-	21.0	US$ + LIBOR	2.0	2.0	2009
Financings for Property Plant and Equipment	-	18.7	-	-	-	-	18.7	MX$ + TIIE (*)	1.1	2.0	2009 to 2014
Financings for Property Plant and Equipment	-	5.5	-	3.0	-	-	8.5	US$ + LIBOR	1.1	3.5	2009 to 2013
Import Financing	-	-	-	-	40.0	-	40.0	US$ + LIBOR	0.4	0.4	2008
Advances on Foreign Exchange Contracts	-	143.4	-	-	-	-	143.4	US$	3.6	6.5	< 300 days
National Bank for Economic	3.2	-	1.6	0.2	-	-	5.0	UMBNDES (*)	8.2	9.9	2008 to 2011
and Social Development - BNDES	7.8	9.4	1.0	-	-	-	18.2	US$	7.2	10.4	2010 to 2014
Export prepayment, net of linked operations	-	3.0	-	-	-	-	3.0	US$	6.2	6.2	2008

Subtotal	564.7	314.2	2.6	107.8	40.0	-	1,029.3

Local Currency

National Bank for Economic and Social Development - BNDES	101.3	101.7	64.1	1.8	-	-	268.9	TJLP	1.8	4.9	2008 to 2014
Agency for Financing Machinery and Equipment (FINAME)	0.1	8.7	15.7	32.6	-	-	57.1	TJLP	2.7	5.1	2008 to 2011
Research and projects financing (FINEP)	-	65.3	-	-	-	-	65.3	TJLP	(2.0)	5.0	2009 to 2014
Promissory note	-	-	-	-	-	1,209.9	1,209.9	CDI (*)	103.2	103.2	2009
Banco do Nordeste do Brasil	-	103.5	-	-	-	-	103.5	FNE	8.5	10.0	2018
Financial institution	-	-	-	115.5	-	-	115.5	CDI (*)	100.0	100.0	2008
Working capital loan (Banco do Brasil)	-	-	-	423.0	-	-	423.0	CDI (*)	91.0	93.0	2009 to 2010
Other	-	-	0.3	-	-	-	0.3	-	-	-	-

Subtotal	101.4	279.2	80.1	572.9	-	1,209.9	2,243.5

Total	666.1	593.4	82.7	680.7	40.0	1,209.9	3,272.8

Composition per Annum

Up to 1 Year	46.7	306.2	28.5	235.2	40.0	1,209.9	1,866.5
From 1 to 2 Years	22.9	79.0	26.5	437.2	-	-	565.6
From 2 to 3 Years	18.5	51.1	11.8	5.9	-	-	87.3
From 3 to 4 Years	17.9	40.8	8.4	2.1	-	-	69.2
From 4 to 5 Years	14.6	37.4	6.6	0.3	-	-	58.9
Thereafter	545.5	78.9	0.9	-	-	-	625.3

Total	666.1	593.4	82.7	680.7	40.0	1,209.9	3,272.8

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies / TIIE - Interbank Interest Rate Even / CDI - interbank deposit rate

Item 2

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A. of 14.05.2008)

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly-Traded Company

CNPJ nº 33.256.439/0001- 39                                                                                     NIRE 35.300.109.724

MINUTES OF A MEETING OF THE BOARD OF DIRECTORS (06/2008)

Date, Time and Location :
May 14, 2008, at 2.30 p.m., at Company Headquarters, located at Av. Brigadeiro Luiz Antônio, nº 1343 – 9th floor, in the City and State of São Paulo.

Presence:
Members of the Board of Directors, duly signed.

Matters discussed and deliberated upon:

1.
The election, as foreseen in § 1º, of Article 17 of the Company bylaws, as President of the Board of Directors PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of identity card nº 4.554.607/ SSP-SP and inscribed under CPF nº 008.255.498-68 and as Vice-President, of board member LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of identity card RG nº 3.045.977/SSP-SP and inscribed under CPF nº061.094.708-72, both with business address at Av. Brigadeiro Luiz Antonio, nº 1343 – 9th floor, in the City and State of São Paulo (CEP 01317-910).

2.	The performance of the Company in the first quarter of the current year was examined and discussed, and the respective financial statements approved.

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A. of 14.05.2008)

3.	The members of the Board of Directors discussed the strategy and the next steps of Ipiranga´s project.

4.	The members of the Board of Directors analyzed and discussed relevant projects for the development and expansion of the company.

5.
The members of the Board of Directors elected the persons qualified below, as Officers of the company, with a mandate up to the first meeting of the Board of Directors after the Ordinary Shareholders’ Meeting of 2009 that examine the documents referred to in art. 133 of Law nº 6.404/76, related to the current financial year:

As Chief Executive Officer:
PEDRO WONGTSCHOWSKI, Brazilian, divorced, chemical engineer, holder of identity card RG nº 3.091.522/ SSP-SP and inscribed under CPF nº 385.585.058-53;

As Director of Investor Relations:
ANDRÉ COVRE, Brazilian, married, administrator, holder of identity card nº 17.841.059/SSP-SP and inscribed under CPF/MF nº 130.335.108-09;

As Officers:
PEDRO JORGE FILHO, Brazilian, married, engineer, holder of identity card RG nº 6.031.456/SSP-SP and inscribed under CPF nº 822.913.308-53;

EDUARDO DE TOLEDO, Brazilian, married, engineer, holder of identity card nº 4.358.259/ SSP-SP and inscribed under CPF nº 103.264.958-51;

(Minutes of a meeting of the Board of Directors of Ultrapar Participações S.A. of 14.05.2008)

JOÃO BENJAMIN PAROLIN, Brazilian, married, chemical engineer, holder of identity card nº 8.658.508-3, issued by SSP/SP, and inscribed under CPF/MF nº 029.320.368-74.

LEOCADIO DE ALMEIDA ANTUNES FILHO, Brazilian, married, economist, holder of identity card nº 2.003.414.808 issued by SSP/RS, and inscribed under CPF/MF nº 206.129.230-53.

Observation:  (i)  The deliberations were approved by all the Board Members present, except for Board Member Renato Ochman, who abstain from voting;(ii) the business address of all the officers elected is at Av. Brigadeiro Luiz Antonio, nº 1343 - 9º andar, in the City and State of São Paulo (CEP 01317-910), except for Mr. Leocadio de Almeida Antunes Filho, whose business address is Av. Francisco Eugênio, nº 329 – 10º andar in the City and State of Rio de Janeiro (CEP 20948-900); (iii) the elected Officers, hereby assumes their offices and, previously consulted, declare that,  (a)  there is no penalty or ongoing impediment which could prevent any of them from exercising the activities they have been designated to;  (b) do not occupy any positions in companies which can be considered market competitors to the Company and (c) do not have conflicting interest with the Company, in accordance with Article 147 of Law Nº 6,404/76.

There being no further business to discuss, the meeting was closed and the minutes were transcript, read and approved by all the undersigned members present. aa) Paulo Guilherme Aguiar Cunha – President,   Lúcio de Castro Andrade Filho - Vice-President, Ana Maria Levy Villela Igel; Olavo Egydio Monteiro de Carvalho; Paulo Vieira Belotti; Nildemar Secches; Renato Ochman; Luiz Carlos Teixeira – Board Members.

Item 3

PETROLEO BRASILEIRO S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.000.167/0001-01 NIRE 33.300.032.061	ULTRAPAR PARTICIPAÇÕES S.A. PUBLICLY TRADED COMPANY CNPJ/MF Nº 33.256.439/0001-39 NIRE 35.300.109.724

MATERIAL NOTICE

Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Ultrapar Participações S.A. (“Ultrapar”), hereby announce in accordance with, and for the purposes of complying with CVM Rule Nº 358/02, that Ultrapar, as a commission agent and in accordance with the Investment Agreement entered into and between Braskem S.A., Petrobras and Ultrapar - as released in the Material Notice dated March 19, 2007 - transferred the distribution assets of the Ipiranga Group located in the North, Northeast and Central West regions to Petrobras, as well as the assets related to the asphalt activities.

São Paulo, May 14, 2008.

Almir Guilherme Barbassa Financial and Investor Relations Officer PETROLEO BRASILEIRO S.A.	André Covre Financial and Investor Relations Officer ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 15, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(First Quarter 2008 Results)
(Minutes of Board Meeting)
(Material Notice)